Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Angola: First Discovery in Ultra Deep Offshore Block 32

Paris — May 15, 2003 — Sonangol, Sociedade Nacional de Combustiveis de Angola, and Total announce a promising oil discovery with the first exploration well drilled in Angola’s ultra deep offshore Block 32.

The Gindungo-1 well, was drilled in a water depth of 1,445 meters and tested successively at rates of 7,400 and 5,700 barrels of light oil per day from two separate zones. The discovery is located in the eastern section of Block 32, 66 kilometers from the Girassol field (Block 17, Total 40%, operator).

The concessionaire of Block 32 is Sonangol. Total is the operator with a 30% interest in Block 32 along with Marathon Oil Company (30%), Sonangol (20%), Esso Exploration and Production Angola (Block 32) Ltd. (15%) and Petrogal (5%).

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